

07006365

AB 4/18

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING APR 16 2007 WASH. D.C. 186 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN CLASSIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP TOUR BLVD, SUITE 150
(No. and Street)

PONTE VEDRA (City), FLORIDA (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER R. LEE 904.285.6443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE GRIGGS GROUP CPA'S
(Name – *if individual, state last, first, middle name*)

238 PONTE VEDRA PARK DR. #201 (Address) PONTE VEDRA (City), FL (State) 32082 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER R. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN CLASSIC SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Florida
Pamela G Percival
My Commission DD465776
Expires 08/25/2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Classic Securities, Inc.

Financial Statements
For the Years Ended December 31, 2006 and 2005
and
Report of Independent Certified Public Accountants
Pursuant to Rule 17a-5 of the Securities
and Exchange Commission

* * * * * * * * * * * * *

American Classic Securities, Inc.

Table of Contents


The
Griggs
CPAs


BDO
SEIDMAN
ALLIANCE

Report of Independent Certified Public Accountants

To the Board of Directors
American Classic Securities, Inc.

We have audited the accompanying balance sheet of American Classic Securities, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Griggs Group, CPAs

Ponte Vedra Beach, Florida
February 15, 2007

238 Ponte Vedra Park Drive, Suite 201 - Ponte Vedra Beach, FL 32082 - T:904-280-2053 - F:904-280-2055 - TheGriggsGroup.com

American Classic Securities, Inc.
Balance Sheets

Assets

	December 31, 2006	December 31, 2005
Current assets:		
Cash and cash equivalents	$ 38,735	$ 31,359
Commissions receivable	54,834	41,652
Due from parent	-	26,863
Prepaid registration fees	18,820	16,059
Total current assets	112,389	115,933
Deferred tax asset	-	6,281
Total assets	$ 112,389	$ 122,214

Liabilities and Stockholders' Equity

	December 31, 2006	December 31, 2005
Liabilities:		
Current liabilities		
Commissions payable	$ 32,182	$ 20,859
Agent deposits	1,750	-
Due to parent	711	-
Accounts payable	8,743	2,425
Total current liabilities	43,386	23,284
Contingencies (Note 4)		
Stockholders' equity:		
Common stock - $1 par value, 1,000 shares authorized; 100 shares issued and outstanding	100	100
Paid-in capital	88,400	88,400
Retained earnings (accumulated deficit)	(19,497)	10,430
Total stockholders' equity	69,003	98,930
Total liabilities and stockholders' equity	$ 112,389	$ 122,214

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions	$ 578,349	$ 553,234
Interest and other income	1,531	7,894
Total revenue	579,880	561,128
Operating expenses:		
Commissions	368,549	310,624
Management fee	162,601	186,247
Administrative and operating	38,926	34,008
Registration fees	13,796	17,757
Legal and arbitration fees	2,735	1,521
Surety bonding	250	1,891
Licenses and permits	16,669	3,328
Total operating expenses	603,526	555,376
Income (loss) before income taxes	(23,646)	5,752
Income tax provision	6,281	-
Net income (loss)	$ (29,927)	$ 5,752

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock	Paid -In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2004	$ 100	$ 88,400	$ 4,678	$ 93,178
Net income	-	-	5,752	5,752
Balance at December 31, 2005	100	88,400	10,430	98,930
Net loss	-	-	(29,927)	(29,927)
Balance at December 31, 2006	$ 100	$ 88,400	$ (19,497)	$ 69,003

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ (29,927)	$ 5,752
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred taxes	6,281	-
Changes in operating assets and liabilities:		
Commissions receivable	(13,182)	2,181
Prepaid expenses	(2,761)	(2,540)
Commissions payable	11,323	(2,877)
Due from parent	27,574	(26,863)
Agent deposits	1,750	-
Accounts payable	6,318	201
Net cash provided by (used in) operating activities	7,376	(24,146)
Net increase (decrease) in cash and cash equivalents	7,376	(24,146)
Cash and cash equivalents - beginning	31,359	55,505
Cash and cash equivalents - ending	$ 38,735	$ 31,359

See accompanying summary of accounting policies and notes to financial statements.

1. Significant Accounting Policies:

Organization

American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. ("AIHC"), is registered in all 50 states as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Company has approximately 43 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Recognition

Commission income is recorded as earned on a trade-date basis.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS 109, deferred income taxes are determined based on the difference between financial statement and tax basis of assets and liabilities as measured by the enacted tax rates in effect when these differences reverse. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income. The Company is included in the consolidated federal and state income tax returns filed for Agent Investors Holding Company, Inc. With regards to separate financial statements of a subsidiary, SFAS 109 provides for the allocation of consolidated current and deferred taxes to members of the consolidated group as if it were a separate taxpayer. The Company accounts for income taxes as if it were a separate taxpayer, taking into account the utilization of the Company's tax attributes in the consolidated group. Under the Company's tax sharing agreement, the Company is reimbursed by other members of the group when its tax attributes are used.

1. Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions:

The Company and AIHC have entered into an administrative agreement, whereby the Company pays AIHC a management fee to provide personnel, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $162,601 and $186,247 for 2006 and 2005, respectively.

3. Income Taxes:

Operations of the Company resulted in income tax (benefit) provision as follows:

	December 31, 2006	December 31, 2005
Deferred taxes	$ (7,094)	$ (681)
Change in valuation allowance	13,375	681
	$ 6,281	$ -

Deferred tax assets at December 31, 2006 and 2005 are comprised of the following:

	December 31, 2006	December 31, 2005
Net operating loss carryforwards	$ 42,373	$ 35,279
Less valuation allowance	(42,373)	(28,998)
Net deferred tax asset	$ -	$ 6,281

3. Income Taxes (Continued):

Realization of deferred tax assets is dependent upon generating sufficient taxable income in future years. The Company has approximately $141,244 of net operating loss carryforwards that expire in 2021. Because of the uncertainty related to the realization of the deferred tax assets, the Company has maintained a valuation allowance, except to the extent that management expects to utilize its deferred tax assets in the foreseeable future. As of December 31, 2006, the Company believes that based on projections of future taxable income and recent historical years of taxable income, it is not more likely than not that a portion of the deferred tax assets will be realized and accordingly, has fully reserved its deferred tax assets.

4. Contingencies:

In the normal course of its business operations, the Company is involved in routine litigation from time to time, which arise in the normal course of business. In management's opinion, based upon the advice of outside legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

5. Financial Instruments:

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and a net capital requirement of $30,213 and $5,000, respectively, and the Company's net capital ratio was 1.44 to 1. At December 31, 2005, the Company had net capital and a net capital requirement of $49,727 and $5,000, respectively, and the Company's net capital ratio was .46 to 1. Accordingly, at December 31, 2006 and 2005, the Company was in compliance with its net capital requirement.

American Classic Securities, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Net capital:		
Total stockholder's equity per financial statements		$ 69,003
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		69,003
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		69,003
Less non-allowable assets		
Rule 12b-1 fees receivable in excess of commissions payable	(19,970)	
Prepaid expenses	(18,820)	(38,790)
Net capital		$ 30,213
Aggregate indebtness ("AI")		
Total liabilities per financial statements		$ 43,386
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 25,213
Net capital less 10% of AI		$ 25,874
Ratio: Aggregate indebtness to net capital		1.44 to 1

The computation of net capital does not materially differ from the Company's Focus IIA report filed for the period ended December 31, 2006.

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented supplemental schedules to its financial statements of 1) Computation for Determination of Reserve Requirements Under Rule 15c3-3 and 2) Information Relating to Possession or Control Requirements Under Rule 15c3-3 due to the exempt provisions under Section (K)(2)(i) of Rule 15c3-3.

END